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                                                              EXHIBIT 99.(a)(3)

                          [LOGO OF UTILX CORPORATION]

                                                                  June 30, 2000

Dear Stockholders:

  We are pleased to inform you that, on June 28, 2000, UTILX Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with InfrastruX Group, Inc. ("InfrastruX Group") and InfrastruX Acquisition, Inc., InfrastruX Group, Inc.'s wholly-owned subsidiary, providing for the acquisition of the Company. Pursuant to the Merger Agreement, InfrastruX Acquisition, Inc. has commenced a tender offer for all of the outstanding shares of the Company's common stock (the "Shares") at $6.125 per Share, net to the sellers in cash (the "Offer"). InfrastruX Group, Inc. is a wholly-owned subsidiary of Puget Sound Energy, Inc.

  Following successful completion of the Offer, InfrastruX Acquisition, Inc. will merge into the Company (the "Merger"), and all of the Shares not purchased in the Offer (other than Shares held by InfrastruX Group, Inc. or it subsidiaries or any Shares as to which appraisal rights have been properly exercised under applicable law) will be converted into the right to receive $6.125 per Share in cash.

  As a result of the Merger, the Company will become a wholly owned subsidiary of InfrastruX Group, Inc.

  Your Board of Directors, acting through a special committee consisting solely of disinterested directors (the "Committee"), has unanimously approved and found advisable the Merger Agreement, the Offer and the Merger, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and that the Merger represents the best available transaction for the Company. The Committee unanimously recommends that you tender your Shares in the Offer.

  As described in the enclosed Offer to Purchase, InfrastruX Acquisition, Inc.'s obligation to purchase any Shares is conditioned on the tender of at least 67% of all Shares (including Shares issuable on the exercise of all stock options). The Committee thus urges you to tender your Shares promptly.

  Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for the Committee's recommendation. Also enclosed is the Offer to Purchase by InfrastruX Acquisition, Inc., together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These materials set forth in detail the terms and conditions of the Offer, and provide instructions on how to tender your Shares. I urge you to read the enclosed materials carefully.

                                          Very Truly Yours,

                                          /s/ William M. Weisfield

                                          William M. Weisfield,
                                          President and Chief Executive
                                           Officer